Filed Pursuant to Rule 424(b)(7)
File No. 333-132297
PROSPECTUS SUPPLEMENT NO. 3
TO PROSPECTUS DATED MARCH 10, 2006
$3,000,000,000
FLOATING RATE CONVERTIBLE SENIOR DEBENTURES DUE FEBRUARY, 2037
     This prospectus supplement updates and amends certain information contained in the prospectus dated March 10, 2006, as supplemented by a prospectus supplement dated May 4, 2007 and by prospectus supplement No. 2 dated July 13, 2007, relating to the offer and sale from time to time by certain selling securityholders of up to $3,000,000,000 aggregate principal amount of our Floating Rate Convertible Senior Debentures due February, 2037 and any shares of common stock issuable upon conversion of the debentures. The terms of the debentures are set forth in the prospectus and any supplements or amendments thereto. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, the prospectus supplement dated May 4, 2007, and any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus, the prospectus supplement dated May 4, 2007, and any amendments or supplements thereto, except to the extent that the information in this supplement supersedes the information contained in the prospectus, the prospectus supplement dated May 4, 2007, or in any amendments or supplements thereto. The terms of the debentures are set forth in the prospectus and the prospectus supplement dated May 4, 2007.
     The securities offered hereby involve significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page S-5 of the prospectus supplement dated May 4, 2007. You should consider these Risk Factors before purchasing these securities.
     The debentures are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, The Bank Insurance Fund or any other governmental agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
SELLING SECURITYHOLDERS
     The information in the table appearing under the caption “Selling Securityholders” in the prospectus supplement dated May 4, 2007 is modified by adding the information below with respect to selling securityholders not previously listed in the prospectus supplement dated May 4, 2007 or in any amendments or supplements thereto. To the extent that a selling securityholder is listed in both the table below and in the table appearing in the prospectus supplement dated May 4, 2007 or in any amendment or supplement thereto, the information set forth below regarding that selling securityholder supersedes the information in the prospectus supplement dated May 4, 2007 or in any amendments or supplements thereto.

		Shares of Common
	Principal Amount of	Stock Beneficially	Common Stock
	Debentures	Owned Upon	Offered Upon	Debentures Owned	Common Stock Owned
	Beneficially Owned	Conversion of	Conversion of	After Completion of	After Completion of
Name	and Offered	Debentures(1)	Debentures(1)	Offering(2)	Offering(2)
Aureo Gestioni SGRpA	6,865,000	167,684	167,684	0	0
BMO Nesbitt Burns Inc.	5,000,000	122,130	122,130	0	0
Brown Brothers Harriman (Global A/C)	2,621,000	64,021	64,021	0	0
Carlyle Multi-Strategy Master Fund, Ltd.	5,503,000	134,416	134,416	0	0
Chase Manhattan Bank — Luxembourg	55,160,000	1,347,338	1,347,338	0	0
Chase Manhattan Bank — London	5,218,000	127,455	127,455	0	0
Citigroup Global Markets Inc.	50,062,000	1,222,814	1,222,814	0	0
Elite Classic Convertible Arbitrage Ltd.	1,610,000	39,326	39,326	0	0
Harbert Capital Structure and Convertible Arbitrage Master Fund, Ltd.	3,000,000	73,278	73,278	0	0
KBC Financial Products USA Inc.	6,600,000	161,212	161,212	0	0
Landesbank Hessen — Thueringen Girozentrale	7,606,000	185,784	185,784	0	0
Lehman Brothers Inc.	25,000,000	610,650	610,650	0	0
Lydian Global Opportunities Master Fund Ltd.	61,000,000	1,489,986	1,489,986	0	0
Lydian Overseas Partners Master Fund Ltd.	177,000,000	4,323,402	4,323,402	0	0
Millennium Partners, L.P.	45,000,000	1,099,170	1,099,170	0	0
Stark Master Fund Ltd.	107,500,000	2,625,795	2,625,795	0	0
The Nomura Trust and Banking Co., Ltd.	10,917,000	266,659	266,659	0	0
West LB AG Dusseldorf	10,320,000	252,076	252,076	0	0
Xavex Convertible Arbitrage 10 Fund	2,200,000	53,737	53,737	0	0
Other(3)(4)	1,249,578,000

(1)	Assumes conversion of all of the holders’ debentures at the maximum initial conversion rate of 24.4260 shares per debenture. However, the maximum conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights—Conversion Rate Adjustments.” As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)	Assumes that all of the debentures and/or all of the common stock into which the debentures are convertible are sold. No selling securityholder will own more than 1% of our outstanding common stock after the offering by such securityholder.

(3)	Information about other selling securityholders will be set forth in an amendment to the registration statement of which this prospectus is a part or in prospectus supplements, as required.

(4)	Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures.
     We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements and/or amendments to the registration statement of which the prospectus, as supplemented by this prospectus supplement, is a part.
     Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of the debentures or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section of the prospectus supplement dated May 4, 2007 captioned “Plan of Distribution.”
     None of the named selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.
The date of this prospectus supplement is October 11, 2007.